PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release

NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Signs Agreement with SOQUEM

Strategic Alliance to Research Platinum Properties in Quebec

•

PFN and SOQUEM establish Strategic Alliance to Research Platinum Properties:

o

50 / 50 contributions of funding and staffing resources

o

First phase budget of $250,000

o

In the event of discovery of viable exploration property, may establish a new Joint Venture Agreement

August 1, 2006, Vancouver, BC – Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to announce that it has signed a Cooperation Agreement with SOQUEM Inc. (“SOQUEM”) in order to conduct research on platinum properties in the province of Quebec.

Under the terms of the Agreement, effective as of June 30, 2006, PFN and SOQUEM will participate in a 50/50 joint venture to research platinum properties in Quebec, in a designated Area of Mutual Interest (“AMI”), with the objective of identifying viable properties for further exploration.  PFN and SOQUEM will pool staffing and funding resources, and will share all technical data pertaining to properties located within the AMI.  The parties will have equal representation of 2 members each on a Technical Committee, which will be responsible for setting programs, budget, and schedule.  Furthermore, SOQUEM will act as Manager.  The first exploration program agreed upon between the parties is budgeted at $250,000 and shall be completed before the end of the year.

In the event that a viable property is identified, the parties will either contribute jointly to all staking and acquisition costs, or, if one party elects to do so independently, will do so at its own expense.  In that event, the other party is granted the right of first refusal to acquire a 50% interest in the property.  Exercise of this right would result in the creation of a new Joint Venture Agreement between the parties for the newly acquired property.

Harry Barr, President of PFN, stated “we are extremely pleased to have entered into this agreement with SOQUEM.  This represents an opportunity for PFN to enter a region we have identified as an ideal exploration and acquisition target area and combines resources with a well-established financial and technical partner whose expertise is focused in the province of Quebec.  This agreement fits into PFN’s current focus on aggressively acquiring new Platinum Group Metal projects.”

About SOQUEM Inc.

SOQUEM Inc. is a wholly owned subsidiary of the Société générale de financement du Québec (“SGF”). The mission of the SGF, an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Quebec. SOQUEM’s head office is located in Val d’Or, with a regional office in Chibougamau.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is an exploration and development company focused on platinum group metal (PGM) projects in North America. PFN is currently exploring the River Valley Project, located near Sudbury Ontario, Canada, (joint ventured 50/50 with Anglo American Platinum

News Release

August 1, 2006

Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.  PFN is the Project Operator for the River Valley Project.

In late 2004 PFN established a Nickel / Base Metals Division and currently has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd. An extensive geophysical and ground proofing exploration program was recently completed and a joint pulse EM survey is now underway.  PFN has expended approximately $1.6 million on the project to date.

On April 12, 2006, Pacific North West Capital Corp. acquired a 100% working interest in a long-term lode exploration and mining lease on the Goodnews Bay ultramafic platinum complex located on the west coast of Alaska. Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum. A 2006 exploration program has commenced.

PFN is currently involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $3 million in working capital and no debt.

On behalf of the Board of Directors Harry Barr President and CEO	The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release
Further information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email ir@pfncapital.com, or visit our website at www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

2

August 1, 2006